

04019715

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28816

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____04/01/03_____ AND ENDING _____03/31/04_____
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

OFFICIAL USE ONLY

PROCESSED

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

JUL 0 6 2004

350 North Clark Street
　　　　　　　　　　　　　(No. and Street)

THOMSON
FINANCIAL

Chicago　　　　　　　　　Illinois　　　　　　　　　　　　　　60610
　(City)　　　　　　　　　　(State)　　　　　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristie P. Paskvan　　　　　　　　　　　　　　　　　312-595-6047
　　　　　　　　　　　　　　　　　　　　　　　　(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
　　　　　　　　　　(Name - if individual, state last, first, middle name)

180 North Stetson Avenue　　　Chicago　　　　　　　Illinois　　　　　60601-6779
　(Address)　　　　　　　　　(City)　　　　　　　　(State)　　　　　(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

JUN 4 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

OATH OF AFFIRMATION

We, ___Kristie P. Paskvan and James C. Tyree___ , swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Mesirow Financial, Inc.___ , as of ___March 31___ ,2004 ___, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Accounts of Officers, Directors & employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby swear that the attached financial statement as of March 31, 2004 and supplementary schedules will promptly be made available to those Mesirow Financial, Inc. members and allied members whose signatures do not appear below.

_____   _____
Signature   Signature

James C.Tyree-Chairman & Chief Executive Officer   Kristie P. Paskvan-Chief Financial Officer
Title   Title

_____
Notary Public

> OFFICIAL SEAL
> LAURA D LEWANDOWSKI
> NOTARY PUBLIC - STATE OF ILLINOIS
> MY COMMISSION EXPIRES: 12-13-06

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

- Bound separately ¹

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

1. Filed with the appropriate regulatory Bodies.



Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc.
(the "Company") as of March 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our
responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of
America. Those standards require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statement is free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also
includes assessing the accounting principles used and significant estimates made by management, as well
as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable
basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial
position of Mesirow Financial, Inc. at March 31, 2004, in conformity with accounting principles generally
accepted in the United States of America.

Deloitte & Touche LLP

May 26, 2004

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2004

Assets

Cash	$	4,505,000
Cash and securities segregated in compliance with federal regulations		2,000,000
Receivables from:		
Brokers, dealers and clearing organizations		74,307,000
Customers		99,483,000
Other		4,927,000
Deposits with clearing organizations		6,105,000
Securities owned, at market value		144,358,000
Securities purchased under agreements to resell, at contract value		3,610,000
Exchange memberships, at cost (market value $15,500)		49,000
Other assets		2,284,000
Total assets	$	341,628,000

Liabilities and Stockholders' Equity

Liabilities:

Bank loans and overdrafts	$	45,533,000
Payables to:		
Brokers, dealers and clearing organizations		44,811,000
Customers		96,605,000
Securities sold, not yet purchased, at market value		66,761,000
Securities sold under agreements to repurchase, at contract value		3,610,000
Payables to affiliates		7,197,000
Accounts payable and accrued expenses		17,325,000
Total liabilities		281,842,000
Stockholders' equity		59,786,000
Total liabilities and stockholders' equity	$	341,628,000

The accompanying notes are an integral part of this statement of financial condition

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying Statement of Financial Condition is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker/dealer providing services to closely held and mid-sized public and private businesses, select institutions and correspondent broker/dealers. The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Securities Transactions and Revenue Recognition

Proprietary transactions are reflected in the Statement of Financial Condition on a trade date basis. Customer transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are valued at market and the resulting unrealized gains and losses are included in trading gains in income. Commissions, principal trading gains, floor brokerage and clearance fees and related expenses are recognized on a trade date basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received.

Consulting and advisory fees for investment banking assignments are recorded when services for the transaction are completed.

Management Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). The Company has determined that the adoption of FIN 46 does not have a material impact on the Statement of Financial Condition.

During the year ended March 31, 2004, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity* ("FAS 150"), including the deferral of certain effective dates as a result of the provisions of FASB Staff Position 150-3, *Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests Under FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."* No adjustments under FAS 150 were required as the Company does not have any financial instruments which contain characteristics of both liabilities and equity.

NOTE 2 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of the following:

		Securities Owned		Securities Sold, Not Yet Purchased
Equities	$	17,975,000	$	13,988,000
Corporate bonds		54,747,000		2,500,000
Municipal bonds		2,947,000		-
Collateralized mortgage obligations		67,720,000		48,845,000
Other		969,000		1,428,000
	$	144,358,000	$	66,761,000

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2004 amounts receivable from and payable to brokers, dealers and clearing organizations include:

Deposits paid for securities borrowed	$	11,464,000
Securities failed to deliver		33,300,000
Amounts receivable from clearing organizations for settled securities		28,598,000
Amounts receivable from correspondent broker/dealers		945,000
Total receivables	$	74,307,000
Amounts payable for unsettled trades	$	13,304,000
Deposits received for securities loaned		18,404,000
Securities failed to receive		6,239,000
Amounts payable to clearing organizations for settled securities		3,925,000
Amounts held as margin and escrow deposits for correspondent broker/dealers		1,194,000
Commissions payable to correspondent broker/dealers		1,745,000
Total payables	$	44,811,000

NOTE 4 - BANK LOANS AND OVERDRAFTS

Bank loans and overdrafts include demand notes, which bear interest at fluctuating rates based upon the broker call rate (2.75% at March 31, 2004), and overdrafts. Demand notes of $45,525,000 are collateralized by firm securities of approximately $112,639,000. In pledging firm securities, the Company has not surrendered control.

NOTE 5 - CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

As of March 31, 2004, the Company is contingently liable for a letter of credit amounting to $14,000,000 to satisfy clearing organization requirements. The letter of credit expires on September 1, 2004, is renewable annually, and is collateralized by customer owned margin securities of approximately $14,554,000.

NOTE 5 – CONTINGENCIES (CONTINUED)

The Company, as a member of securities clearinghouses and an exchange, provides guarantees that meet the accounting definition of a guarantee under Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirement, for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Under the standard membership agreements, members are required to guarantee the performance of members who become unable to satisfy their obligations. The Company's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, no contingent liability is carried on the Statement of Financial Condition.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first four percent of compensation up to $150,000.

The Company has a nonqualified deferred compensation plan for certain employees which allows voluntary employee contributions and requires employer contributions if individual participant production exceeds prescribed levels.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides clearing and execution services to affiliates. In addition, the Company receives commission income and consulting fees from affiliates on accounts carried by the Company. The Company also pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFS, and is charged rent expense based on a square-foot allocation. Furniture, equipment and leasehold improvements used by the Company are owned by MFH. For the use of these assets the Company pays MFH an amount equal to the related depreciation.

Common general and administrative costs (principally compensation expense) are allocated by an affiliate based on the number of employees and actual usage.

NOTE 8 - INCOME TAXES

The Company is a member of a consolidated group for federal and state income tax purposes. An informal tax-sharing agreement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. Net deferred tax assets included in payable to affiliates relate primarily to deferred compensation expense.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include options and exchange traded financial futures contracts. The trading of these financial instruments is conducted with other registered broker/dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the market values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

The Company may hedge a portion of its fixed income trading inventories with such financial futures and options contracts. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss due to counterparty nonperformance. The extent of utilization of these derivative financial instruments is insignificant to the Company's financial condition. The Company had no commitments to sell securities in connection with exchange traded financial futures contracts at March 31, 2004.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities and securities lending transactions. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the counterparty. At March 31, 2004, the market value of securities failed to receive approximated the amounts owed in the Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

The Company's securities transactions include securities purchased under agreements to resell and securities borrowing arrangements which are generally collateralized by readily marketable securities and are executed with other broker/dealers. In the event counterparties to transactions do not fulfill their obligations, the Company could be exposed to credit risk to the extent such obligations are not collateralized.

In the normal course of business, the Company may deliver securities as collateral in support of various collateralized financing sources such as bank loans, securities loaned and securities sold under agreements to repurchase. In the event the counterparty is unable to meet its contractual obligation to return securities delivered as collateral, and the Company is obligated to replace such securities, the Company may incur a loss up to the amount by which the market value of those securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks-to-market all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

NOTE 10 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" equivalent to $1,500,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined.

At March 31, 2004, the Company has net capital and net capital requirements of approximately $40,589,000 and $2,358,000, respectively.

Also, in accordance with the Securities and Exchange Commission's no-action letter dated November 3, 1998, the Company computes a reserve requirement for the proprietary accounts of introducing brokers (PAIB). At March 31, 2004, the Company had a PAIB deposit requirement of $865,000.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value. As a registered broker/dealer, securities owned and securities sold, but not yet purchased are recorded at fair value using market quotations from various sources, including major securities exchanges and dealers. The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to broker/dealers, clearing organizations and customers, securities purchased under agreements to resell, securities sold under agreements to repurchase as well as bank loans) approximates the recorded value due to the short-term nature of the financial instruments and repricing policies followed by the Company.